Exhibit 99.1

PDD Holdings Announces Third Quarter 2025 Unaudited Financial Results

November 18, 2025

DUBLIN and SHANGHAI, Nov. 18, 2025 (GLOBE NEWSWIRE) -- PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights

•	Total revenues in the quarter were RMB108,276.5 million (US$[1]15,209.5 million), an increase of 9% from RMB99,354.4 million in the same quarter of 2024.

•	Operating profit in the quarter was RMB25,025.9 million (US$3,515.4 million), compared with RMB24,292.5 million in the same quarter of 2024. Non-GAAP[2] operating profit in the quarter was RMB27,079.4 million (US$3,803.8 million), compared with RMB26,770.5 million in the same quarter of 2024.

•	Net income attributable to ordinary shareholders in the quarter was RMB29,328.2 million (US$4,119.7 million), an increase of 17% from RMB24,980.7 million in the same quarter of 2024. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB31,381.7 million (US$4,408.2 million), an increase of 14% from RMB27,458.7 million in the same quarter of 2024.

“This year marks the tenth anniversary of the company’s founding,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “Ten years ago, we set out to create a platform that benefits all. Looking ahead, as we grow in scale, we are prepared to take on greater social responsibility and continue our journey that serves the greater public interest and the long-term outlook of the entire ecommerce ecosystem.”

“In an increasingly competitive environment, we remain steadfast in taking a long-term focus,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “As a public platform, we will continue to invest in merchant support initiatives, driving industry upgrades and the sustainable development of the platform in the long run.”

“In the third quarter, revenues growth continued to moderate, reflecting the ongoing evolution of the competitive landscape and external uncertainties,” said Ms. Jun Liu, VP of Finance of PDD Holdings. “As we roll out greater merchant support initiatives and ecosystem investments, financial results may continue to fluctuate from quarter to quarter.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses and fair value change of certain investments. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Third Quarter 2025 Unaudited Financial Results

Total revenues were RMB108,276.5 million (US$15,209.5 million), an increase of 9% from RMB99,354.4 million in the same quarter of 2024. The increase was primarily due to the increase in revenues from online marketing services and transaction services.

•	Revenues from online marketing services and others were RMB53,347.6 million (US$7,493.7 million), an increase of 8% from RMB49,351.0 million in the same quarter of 2024.

•	Revenues from transaction services were RMB54,928.9 million (US$7,715.8 million), an increase of 10% compared with RMB50,003.4 million in the same quarter of 2024.

Total costs of revenues were RMB46,840.2 million (US$6,579.6 million), an increase of 18% from RMB39,709.2 million in the same quarter of 2024. The increase mainly came from the increased fulfilment fees, bandwidth and server costs, and payment processing fees.

Total operating expenses were RMB36,410.4 million (US$5,114.5 million), compared with RMB35,352.7 million in the same quarter of 2024.

•	Sales and marketing expenses were RMB30,322.9 million (US$4,259.4 million), compared with RMB30,483.8 million in the same quarter of 2024.

•	General and administrative expenses were RMB1,755.3 million (US$246.6 million), compared with RMB1,805.6 million in the same quarter of 2024.

•	Research and development expenses were RMB4,332.2 million (US$608.5 million), an increase of 41% from RMB3,063.4 million in the same quarter of 2024, primarily due to the increase in staff related costs, and bandwidth and server costs.

Operating profit in the quarter was RMB25,025.9 million (US$3,515.4 million), compared with RMB24,292.5 million in the same quarter of 2024.

Non-GAAP operating profit in the quarter was RMB27,079.4 million (US$3,803.8 million), compared with RMB26,770.5 million in the same quarter of 2024.

Net income attributable to ordinary shareholders in the quarter was RMB29,328.2 million (US$4,119.7 million), an increase of 17% from RMB24,980.7 million in the same quarter of 2024. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB31,381.7 million (US$4,408.2 million), an increase of 14% from RMB27,458.7 million in the same quarter of 2024.

Basic earnings per ADS was RMB20.96 (US$2.94) and diluted earnings per ADS was RMB19.70 (US$2.77), compared with basic earnings per ADS of RMB18.02 and diluted earnings per ADS of RMB16.91 in the same quarter of 2024. Non-GAAP diluted earnings per ADS was RMB21.08 (US$2.96), compared with RMB18.59 in the same quarter of 2024.

Net cash generated from operating activities was RMB45,660.5 million (US$6,413.9 million), compared with RMB27,522.3 million in the same quarter of 2024, mainly due to the increase in net income and the changes in working capitals.

Cash, cash equivalents and short-term investments were RMB423.8 billion (US$59.5 billion) as of September 30, 2025, compared with RMB331.6 billion as of December 31, 2024.

Other non-current assets were RMB90.5 billion (US$12.7 billion) as of September 30, 2025, compared with RMB83.4 billion as of December 31, 2024, which mainly included time deposits, held-to-maturity debt securities, and available-for-sale debt securities.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on November 18, 2025 (12:30 PM GMT and 8:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share, and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses and fair value change of certain investments.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and fair value change of certain investments, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	57,768,053	92,386,547	12,977,461
Restricted cash	68,426,368	71,002,923	9,973,721
Receivables from online payment platforms	3,679,309	5,998,462	842,599
Short-term investments	273,791,856	331,382,740	46,549,057
Amounts due from related parties	7,569,180	9,148,789	1,285,123
Prepayments and other current assets	4,413,466	6,440,356	904,671
Total current assets	415,648,232	516,359,817	72,532,632

Non-current assets
Property, equipment and software, net	879,327	1,249,613	175,532
Intangible assets	19,170	16,343	2,296
Right-of-use assets	5,064,351	4,958,983	696,584
Deferred tax assets	15,998	670,254	94,150
Other non-current assets	83,407,238	90,469,308	12,708,148
Total non-current assets	89,386,084	97,364,501	13,676,710

Total Assets	505,034,316	613,724,318	86,209,342

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	801,859	1,179,075	165,624
Customer advances and deferred revenues	2,947,041	3,331,621	467,990
Payable to merchants	91,655,947	100,578,026	14,128,112
Accrued expenses and other liabilities	69,141,831	89,065,852	12,511,005
Merchant deposits	16,460,600	17,429,593	2,448,320
Convertible bonds, current portion	5,309,597	5,248,364	737,233
Lease liabilities	2,105,978	2,385,651	335,110
Total current liabilities	188,422,853	219,218,182	30,793,394

Non-current liabilities
Lease liabilities	3,191,565	3,039,624	426,973
Deferred tax liabilities	106,774	63,536	8,925
Total non-current liabilities	3,298,339	3,103,160	435,898
Total Liabilities	191,721,192	222,321,342	31,229,292

Shareholders’ equity
Ordinary shares	180	181	25
Additional paid-in capital	117,829,308	124,013,007	17,420,004
Statutory reserves	237,680	237,680	33,387
Accumulated other comprehensive income	7,824,545	4,907,227	689,314
Retained earnings	187,421,411	262,244,881	36,837,320
Total Shareholders’ Equity	313,313,124	391,402,976	54,980,050

Total Liabilities and Shareholders’ Equity	505,034,316	613,724,318	86,209,342

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Revenues	99,354,401	108,276,512	15,209,511	283,225,991	307,933,519	43,255,165
Costs of revenues	(39,709,214)	(46,840,159)	(6,579,598)	(106,101,998)	(133,646,192)	(18,773,169)
Sales and marketing expenses	(30,483,800)	(30,322,947)	(4,259,439)	(79,943,592)	(90,935,584)	(12,773,646)
General and administrative expenses	(1,805,576)	(1,755,309)	(246,567)	(5,467,571)	(4,946,077)	(694,771)
Research and development expenses	(3,063,353)	(4,332,173)	(608,537)	(8,882,183)	(11,501,280)	(1,615,575)
Total operating expenses	(35,352,729)	(36,410,429)	(5,114,543)	(94,293,346)	(107,382,941)	(15,083,992)

Operating profit	24,292,458	25,025,924	3,515,370	82,830,647	66,904,386	9,398,004

Interest and investment income, net	5,416,080	8,565,241	1,203,152	15,320,261	19,210,994	2,698,552
Foreign exchange loss, net	(547,343)	(265,200)	(37,252)	(272,660)	(1,306,690)	(183,550)
Other income/(loss), net	18,606	(48,382)	(6,796)	2,393,112	3,332,016	468,046

Profit before income tax and share of results of equity investees	29,179,801	33,277,583	4,674,474	100,271,360	88,140,706	12,381,052
Share of results of equity investees	2,513	37,287	5,238	(99,500)	(30,796)	(4,326)
Income tax expenses	(4,201,620)	(3,986,686)	(560,006)	(15,183,985)	(13,286,440)	(1,866,335)
Net income	24,980,694	29,328,184	4,119,706	84,987,875	74,823,470	10,510,391

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net income	24,980,694	29,328,184	4,119,706	84,987,875	74,823,470	10,510,391
Net income attributable to ordinary shareholders	24,980,694	29,328,184	4,119,706	84,987,875	74,823,470	10,510,391

Earnings per ordinary share:
-Basic	4.51	5.24	0.74	15.37	13.40	1.88
-Diluted	4.23	4.93	0.69	14.37	12.60	1.77

Earnings per ADS (4 ordinary shares equals 1 ADS):
-Basic	18.02	20.96	2.94	61.48	53.59	7.53
-Diluted	16.91	19.70	2.77	57.49	50.40	7.08

Weighted-average number of ordinary shares outstanding (in thousands):
-Basic	5,543,633	5,597,224	5,597,224	5,529,090	5,584,383	5,584,383
-Diluted	5,909,793	5,953,796	5,953,796	5,913,666	5,938,591	5,938,591

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Revenues
- Online marketing services and others	49,351,022	53,347,570	7,493,689	140,923,131	157,772,963	22,162,237
- Transaction services	50,003,379	54,928,942	7,715,822	142,302,860	150,160,556	21,092,928
Total	99,354,401	108,276,512	15,209,511	283,225,991	307,933,519	43,255,165

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Share-based compensation expenses included in:
Costs of revenues	44,725	81,795	11,490	99,945	203,106	28,530
Sales and marketing expenses	650,106	525,904	73,873	1,960,478	1,647,827	231,469
General and administrative expenses	1,158,615	859,155	120,685	3,655,344	2,648,390	372,017
Research and development expenses	624,559	586,666	82,408	1,763,542	1,683,224	236,441
Total	2,478,005	2,053,520	288,456	7,479,309	6,182,547	868,457

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net cash generated from operating activities	27,522,313	45,660,545	6,413,899	92,382,132	82,819,144	11,633,536
Net cash used in investing activities	(16,898,558)	(11,555,616)	(1,623,208)	(87,810,779)	(44,961,484)	(6,315,703)
Net cash generated from financing activities	132	551	77	890	1,123	158
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,052,321)	(616,092)	(86,542)	(663,653)	(663,734)	(93,234)

Increase in cash, cash equivalents and restricted cash	9,571,566	33,489,388	4,704,226	3,908,590	37,195,049	5,224,757
Cash, cash equivalents and restricted cash at beginning of period	116,116,929	129,900,082	18,246,956	121,779,905	126,194,421	17,726,425
Cash, cash equivalents and restricted cash at end of period	125,688,495	163,389,470	22,951,182	125,688,495	163,389,470	22,951,182

PDD HOLDINGS INC.
RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES
(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Operating profit	24,292,458	25,025,924	3,515,370	82,830,647	66,904,386	9,398,004
Add: Share-based compensation expenses	2,478,005	2,053,520	288,456	7,479,309	6,182,547	868,457
Non-GAAP operating profit	26,770,463	27,079,444	3,803,826	90,309,956	73,086,933	10,266,461

Net income attributable to ordinary shareholders	24,980,694	29,328,184	4,119,706	84,987,875	74,823,470	10,510,391
Add: Share-based compensation expenses	2,478,005	2,053,520	288,456	7,479,309	6,182,547	868,457
Add: Loss from fair value change of certain investments	2	-	-	25,456	-	-
Non-GAAP net income attributable to ordinary shareholders	27,458,701	31,381,704	4,408,162	92,492,640	81,006,017	11,378,848

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,909,793	5,953,796	5,953,796	5,913,666	5,938,591	5,938,591

Diluted earnings per ordinary share	4.23	4.93	0.69	14.37	12.60	1.77
Add: Non-GAAP adjustments to earnings per ordinary share	0.42	0.34	0.05	1.27	1.04	0.15
Non-GAAP diluted earnings per ordinary share	4.65	5.27	0.74	15.64	13.64	1.92
Non-GAAP diluted earnings per ADS	18.59	21.08	2.96	62.56	54.56	7.68

For investor and media inquiries, please contact: investor@pddholdings.com media@pddholdings.com